CUSIP No. 384701108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d)

Graham Packaging Company Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

384701108

(CUSIP Number)

March 26, 20101

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒1 Rule 13d-1(c)

☒1 Rule 13d-1(d)

[1]

Graham Alternative Investment Partners I, Steven C. Graham, and William H. Kerlin Jr. are filing this Statement pursuant to Rule 13d-1(c) as a result of an acquisition on March 26, 2010. GPC Investments, LLC and Donald C. Graham are filings this Statement pursuant to Rule 13d-1(d).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 10 Pages

No Exhibit Index

CUSIP No. 384701108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Graham Alternative Investment Partners I
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 0
	6.	Shared Voting Power – 3,927,358
	7.	Sole Dispositive Power – 0
	8.	Shared Dispositive Power – 3,927,358
9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 3,927,358
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) – Not Applicable
11.	Percent of Class Represented by Amount in Row (9): 6.2%
12.	Type of Reporting Person – PN

2 of 10 Pages

No Exhibit Index

CUSIP No. 384701108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven C. Graham
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 0
	6.	Shared Voting Power – 3,927,358
	7.	Sole Dispositive Power – 0
	8.	Shared Dispositive Power – 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 3,927,358
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) – Not Applicable
11.	Percent of Class Represented by Amount in Row (9): 6.2%
12.	Type of Reporting Person – IN

3 of 10 Pages

No Exhibit Index

CUSIP No. 384701108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William H. Kerlin Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 0
	6.	Shared Voting Power – 3,927,358
	7.	Sole Dispositive Power – 0
	8.	Shared Dispositive Power – 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 3,927,358
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) – Not Applicable
11.	Percent of Class Represented by Amount in Row (9): 6.2%
12.	Type of Reporting Person – IN

4 of 10 Pages

No Exhibit Index

CUSIP No. 384701108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GPC Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 0
	6.	Shared Voting Power – 2,905,763
	7.	Sole Dispositive Power – 0
	8.	Shared Dispositive Power – 6,833,121
9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 6,833,121
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) – Not Applicable
11.	Percent of Class Represented by Amount in Row (9): 10.3%
12.	Type of Reporting Person – CO

5 of 10 Pages

No Exhibit Index

CUSIP No. 384701108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Donald C. Graham
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 0
	6.	Shared Voting Power – 3,660,663
	7.	Sole Dispositive Power – 0
	8.	Shared Dispositive Power – 7,588,021
9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 7,588,021
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) – Not Applicable
11.	Percent of Class Represented by Amount in Row (9): 11.4%
12.	Type of Reporting Person – IN

6 of 10 Pages

No Exhibit Index

CUSIP No. 384701108

Item 1.	(a)	Name of Issuer –

Graham Packaging Company Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices –

2401 Pleasant Valley Road, York, Pennsylvania 17402

Item 2.	(a)	Name of Persons Filing –

(1) Graham Alternative Investment Partners I (“GAIP”); (2) Steven C. Graham (“Steven Graham”); (3) William H. Kerlin Jr. (“William Kerlin”); (4) GPC Investments, LLC (“GPC Investments”); and (5) Donald C. Graham (“Donald Graham”), collectively, the “Reporting Persons,” each, a “Reporting Person.”

	(b)	Address of Principal Business Office or, if none, Residence –

1420 Sixth Avenue, York, Pennsylvania 17403

	(c)	Citizenship –

(1) Pennsylvania; (2) United States of America; (3) United States of America; (4) Pennsylvania; and (5) United States of America.

	(d)	Title of Class of Securities –

Common Stock, par value $0.01 per share, of the Company (“Common Stock” or “Shares”).

	(e)	CUSIP Number –

384701108

Item 3.	Not Applicable

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CUSIP No. 384701108

Item 4.	Ownership

GPC Holdings, L.P. (“GPCLP”) is the direct beneficial owner of 2,905,763 Limited Partnership Units (“LP Units”) of Graham Packaging Holdings Company, which are exchangeable into shares of Common Stock at any time on a one-for-one basis, subject to customary conversion rate adjustments for splits, stock dividends and reclassifications, pursuant to the terms of an exchange agreement among the Company and certain holders of LP Units.

Graham Capital Company (“GCC”) is the direct beneficial owner of 452,940 Shares.

Graham Engineering Corporation (“GEC”) is the direct beneficial owner of 301,960 Shares.

GAIP is the direct beneficial owner of 3,357,358 LP Units and 570,000 Shares.

Donald Graham is the sole member of GPC Investments, which is the sole general partner of GPCLP and the sole general partner of GAIP. Donald Graham is the sole member of GCC and the majority shareholder of GEC. In these capacities, Donald Graham has dispositive power over all Shares and LP Units held by GPCLP, GCC, GEC, and GAIP. He also has voting power over all Shares and LP Units held by GPCLP, GCC, and GEC. Pursuant to the partnership agreement of GAIP (the “LP Agreement of GAIP”), voting rights with respect to all shares of stock and other securities owned by GAIP are held by the Class B Partners of GAIP, as opposed to the general partner of GAIP. As a result, Donald Graham does not have voting power with respect to Shares and LP Units held by GAIP.

Based on the foregoing, Donald Graham is the beneficial owner of 7,588,021 Shares (including 6,263,121 LP Units convertible into Shares), of which he has shared voting power over 3,660,663 Shares (including 2,905,763 LP Units convertible into Shares) and shared dispositive power over 7,588,021 Shares (including 6,263,121 LP Units convertible into Shares).

GPC Investments, as the sole general partner of GPCLP and the sole general partner of GAIP, has dispositive power over all Shares and LP Units held by GPCLP and GAIP. GPC Investments also has voting power over LP Units held by GPCLP. Pursuant to the LP Agreement of GAIP, voting rights with respect to all shares of stock and other securities owned by GAIP are held by the Class B Partners of GAIP, as opposed to the general partner of GAIP. As a result, GPC Investments does not have voting power with respect to Shares and LP Units held by GAIP.

Based on the foregoing, GPC Investments is the beneficial owner of 6,833,121 Shares (including 6,263,121 LP Units convertible into Shares), of which it has shared voting power over 2,905,763 Shares (all of which are LP Units convertible into Shares) and shared dispositive power over 6,833,121 Shares (including 6,263,121 LP Units convertible into Shares).

As the direct beneficial owner of 3,927,358 Shares (including 3,357,358 LP Units convertible in to Shares), GAIP has shared voting and dispositive power over 3,927,358 Shares (including 3,357,358 LP Units convertible in to Shares).

Pursuant to the LP Agreement of GAIP, all shares of stock and other securities owned by GAIP may only be voted with the consent of the majority of the five Class B Partners of GAIP, which are trusts, all of the beneficiaries of which are members of Donald Graham’s immediate family. Accordingly, none of the Class B Partners of GAIP, individually, has voting power over the shares of stock and other securities owned by GAIP. Steven Graham and William Kerlin are the co-trustees of each of the trusts comprising the Class B Partners of GAIP and, as such, in their fiduciary capacities as trustees only, share voting power with respect to all shares of stock and other securities owned by GAIP, which include all of the Shares and LP Units held by GAIP.

Based on the foregoing, Steven Graham and William Kerlin are the beneficial owners of 3,927,358 Shares (including 3,357,358 LP Units convertible in to Shares), of which they share voting powers over 3,927,358 Shares (including 3,357,358 LP Units convertible into Shares).

As of March 26, 2010, the Reporting Persons’ beneficial ownership, based on 60,235,453 shares of Common Stock outstanding on March 3, 2010, as disclosed by the Company in its Annual Report on Form 10-K filed with the SEC on March 5, 2010, were as follows: (i) Donald Graham beneficially owned 11.4% of the outstanding Common Stock (including LP Units convertible into Shares); (ii) GPC Investments beneficially owned 10.3% of the outstanding Common Stock (including LP Units convertible into Shares); (iii) GAIP beneficially owned 6.2% of the outstanding Common Stock (including LP Units convertible into Shares); (iv) Steven Graham beneficially owned 6.2% of the outstanding Common Stock (including LP Units convertible into Shares); and (v) William Kerlin beneficially owned 6.2% of the outstanding Common Stock (including LP Units convertible into Shares).

Item 5.	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares and LP Units directly held by GAIP, GPCLP, and GEC. No single person, however, has such rights with respect to more than 5% of the outstanding Common Stock.

Item 7.	Not applicable.

Item 8.	Not applicable.

Item 9.	Not applicable.

Item 10.	Certification

Certification of GAIP, Steven Graham, and William Kerlin:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 384701108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2010

Graham Alternative Investment Partners I

By:	GPC Investments, LLC, sole General Partner

	By:	/s/ Paul L. Rudy III
	Name:	Paul L. Rudy III
	Title:	VP Finance, Secretary, and Treasurer

Steven C. Graham, in his individual capacity

By:	/s/ Paul L. Rudy III
Name:	Paul L. Rudy III
Title:	Attorney-in-fact of Steven C. Graham

William H. Kerlin Jr., in his individual capacity

By:	/s/ Paul L. Rudy III
Name:	Paul L. Rudy III
Title:	Attorney-in-fact of William H. Kerlin Jr.

GPC Investments, LLC

By:	/s/ Paul L. Rudy III
Name:	Paul L. Rudy III
Title:	VP Finance, Secretary, and Treasurer

Donald C. Graham, in his individual capacity

By:	/s/ Paul L. Rudy III
Name:	Paul L. Rudy III
Title:	Attorney-in-fact of Donald C. Graham

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No Exhibit Index

CUSIP No. 384701108

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Graham Packaging Company Inc.; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this agreement this 9th day of April, 2010.

Graham Alternative Investment Partners I

By:	GPC Investments, LLC, sole General Partner

	By:	/s/ Paul L. Rudy III
	Name:	Paul L. Rudy III
	Title:	VP Finance, Secretary, and Treasurer

Steven C. Graham, in his individual capacity

By:	/s/ Paul L. Rudy III
Name:	Paul L. Rudy III
Title:	Attorney-in-fact of Steven C. Graham

William H. Kerlin Jr., in his individual capacity

By:	/s/ Paul L. Rudy III
Name:	Paul L. Rudy III
Title:	Attorney-in-fact of William H. Kerlin Jr.

GPC Investments, LLC

By:	/s/ Paul L. Rudy III
Name:	Paul L. Rudy III
Title:	VP Finance, Secretary, and Treasurer

Donald C. Graham, in his individual capacity

By:	/s/ Paul L. Rudy III
Name:	Paul L. Rudy III
Title:	Attorney-in-fact of Donald C. Graham

10 of 10 Pages

No Exhibit Index